PROTECTION AGAINST DILUTION

AGREEMENT entered into in Montreal (Quebec), this November 23, 2022.

BETWEEN :

STARPAX BIOPHARMA INC., a corporation governed by the Business Corporations Act (Quebec), whose head office is located at 2500-1100 René Lévesque Blv. West, Montreal, Quebec, H3B 5C9;

(hereinafter refered to as the “Corporation”)

AND :

IPAX 2, LIMITED PARTNERSHIP, acting and represented by its general partner, CAPITAL IPAX (CANADA) LTÉE, a business corporation governed by the Business Corporations Act (Quebec), whose head office is located at 2500-1100 René Lévesque Blvd. West, Montreal, Quebec, H3B 5C9;

(hereinafter referred to as "Ipax 2")

WHEREAS Ipax 2 had, as majority shareholder and within the framework of the Unanimous Shareholders' Agreement of the Corporation, agreed to certain provisions purporting to protect the minority shareholders against dilution;

WHEREAS all of the shareholders of the Corporation have agreed to terminate such Unanimous Shareholders' Agreement in the near future, but that Ipax 2 wishes to ensure that the aforementioned minority shareholders continue to benefit from the same protection against dilution;

NOW THEREFORE, the parties agree as follows:

ARTICLE 1
COMMITMENTS AND SCOPE

1.1.        Commitments. The parties agree, where applicable, to exercise the voting rights attached to their shares and to take all other measures required to ensure compliance with the provisions of this Agreement.

1.2.        Scope. Each shareholder, other than Ipax 2, shall benefit from the herein provided protection against dilution of the proportion that the number of shares that he holds represent compared to the total number of issued and outstanding shares in the share capital of the Corporation.

SECTION 2
PROTECTION AGAINST DILUTION

2.1.        Option. Ipax 2 hereby grants the Corporation an option (the "Forced Redemption Option") allowing the Corporation to redeem one share held by Ipax 2 in its share capital, for a price of $0.10 per share, upon each and every issue of a treasury share by the Corporation. Conversely, the Corporation undertakes to exercise the Forced Redemption Option upon each new issue of treasury shares, thus to buying back a number of shares held by Ipax 2 equal to the number of shares so issued.

2.2.        Cancellation of shares. Upon exercise of the Forced Redemption Option, the shares so redeemed shall be canceled by the Corporation.

2.3.        Capital Limit. Under no circumstances shall the number of issued and outstanding shares in the capital of the Corporation exceed 15,100,000 (75,500,000 after the contemplated stock split) while the Forced Redemption Option is in effect.

2.4.        End of Forced Redemption Option. The Forced Redemption Option will cease to be in effect and will terminate, without further notice or formality, upon the occurrence of the first of the following events:

a)	upon the cumulative amount of subscription proceeds for shares of the Corporation (excluding the shares held by Ipax 2 and Polyvalor, S.E.C.), including the amounts of non-tax subsidies (thus excluding tax credits and tax incentives) and donations from private sources, and the profits realized and dividends paid, all combined, having reached 88 million Canadian dollars, such amounts being calculated from the date of incorporation of the Corporation. It is understood that the calculation of the profits made shall exclude donations and subsidies so that these sums are not counted more than once in the aforementioned cumulative amount; or

b)	upon the Corporation having reached the marketing and sale of the first PolarTrak, excluding facilities for testing, clinical trials, pilots, demonstration and showcases.

SECTION 3
GENERAL PROVISIONS

3.1        Applicable Laws. This Agreement shall be governed by and interpreted pursuant to the laws of Quebec and the laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties have signed this contract on the date and place mentioned above.

by :	STARPAX BIOPHARMA INC.	by :	IPAX 2, LIMITED PARTNERSHIP, by its general partner CAPITAL IPAX (CANADA) LTD
	Pierre Dozois, Secretary		Michel Gareau, President